FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 22nd, 2018

1.         DATE, TIME AND PLACE: on August 22nd, 2018, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo, Zip Code 01402-001.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of article 9th of the Internal Regulation of the Board of Directors. Were the totality of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.    AGENDA: (i) Analysis and deliberation on the approval of the 16th (sixteenth) issuance of simple debentures, non-convertible into shares, unsecured, in a sole series, of the Company (“Debentures” and “Issuance”, respectively), subject to public offering with restricted efforts pursuant to the Instruction of the Securities Commission (“CVM”) No. 476, dated of January 16, 2009, as amended (“Instruction CVM 476”), authorized by item III, first paragraph of article 1st of such rule (“Restricted Offer”); and (ii) Analysis and deliberation on the authorization to the Board of Officers and other representatives of the Company to perform all acts and adopt all measures for the execution, formalization and improvement of the Issuance and the Restricted Offer related to the resolution above.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the item comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation on the approval of the 16th (sixteenth) Issuance of Debentures: after discussion, the members of the Board of Directors resolved to approve, based on the favorable recommendation of the Financial Committee, the execution of the 16th (sixteenth) public issuance of simple, non-convertible, unsecured debentures, in two series, for public distribution with restricted distribution efforts, pursuant to Instruction CVM 476, with the following characteristics:

(i)                Total Issuance Amount: one billion and two hundred million Brazilian Reais (R$1,200.000,000.00) at the Issuance Date (as defined below);

(ii)              Issuance Date: For all legal purposes, the issuance date of the Debentures will be on September 10, 2018 (“Issuance Date”);

(iii)            Issuance Number: The Issuance represents the sixteenth 16th issuance of debentures of the Company;

(iv)            Unitary Face Value: The Debentures will have an unitary face value of one thousand Brazilian Reais (R$ 1,000.00) on the Issuance Date (“Unitary Face Value”);

(v)          Quantity of Debentures: one million and two hundred (1200,000) Debentures will be issued, being (i) 700,000 (seven hundred thousand) first series debentures ("First Series Debentures") and (ii) 500,000 (five hundred thousand) second series debentures ("Second Series Debentures" and, Series, "Debentures");

(vi)            Series: The issuance will be in two series;

(vii)          Species: The Debentures will be unsecured, according to article 58 of Law No. 6.404, dated of December 15, 1976, as amended (“Brazilian Corporation Law”);

(viii)        Term and Maturity Date: The First Series Debentures will have a term of three (3) years as of the Issuance Date, thus maturing on September 10, 2021 ("Maturity Date of First Series Debentures"), except for the cases of Optional Early Redemption. The Second Series Debentures will have a term of four (4) years as of the Issuance Date, thus maturing on September 10, 2022 ("Maturity Date of the Second Series Debentures" together with the Maturity Date of the First Series Debentures, "Maturity Dates"), subject to the optional Early Redemption hypothesis;

(ix)            Convertibility and Form: The Debentures will be issued in registered form, without the issuance of certificates or cautions and will not be convertible into shares issued by the Company;

(x)              Allocation of Funds: The funds raised through the offering of the Debentures will be used by the Company to increase the working capital and/or extend the debt profile;

(xi)            Amortization: The Unitary Face Value or the balance of the Unitary Face Value of the First Series Debentures, as the case may be, shall be amortized in 01 (one) installment, due on the Maturity Date of the First Series Debentures, observed the hypothesis of Optional Early Redemption, Total Optional Early Redemption Offer and Optional Amortization, as the case may be. The Unitary Face Value or the balance of the Unitary Face Value of the Second Series Debentures, as the case may be, will be amortized in 01 (one) installment, due on the Maturity Date of the Second Series Debentures, observed the hypothesis of Optional Early Redemption, Total Optional Early Redemption Offer and Optional Amortization, as the case may be;

(xii)          Compensation: As of the First Subscription and Payment Date of Debentures ("First Subscription and Payment Date"), the First Series Debentures will be entitled to a compensation corresponding to 106% (one hundred and six percent) of the cumulative variation of average daily rates of the DI Interbank Deposits, "over extra group", basis 252 (two hundred and fifty-two) business days, calculated and disclosed daily by B3, in the daily information available on its website (http: //www.br.com.br) ("DI Rate"), levied on the Unitary Face Value, or balance of the Unitary Face Value, and paid at the end of each capitalization period of the First Series Debentures, according to the formula to be indicated in the deed of issuance of the Debentures ("Deed of Issuance" and "First Series Compensation", respectively). The First Series Compensation shall be calculated on an exponential and cumulative basis using the pro rata temporis criteria, for each Business Day, from the First Subscription and Payment Date or the Payment Date of the First Series Compensation (as defined below) immediately preceding, as the case may be, until the date of its actual payment, which shall occur at the end of each Capitalization Period of the First Series Debentures.

As of the First Subscription and Payment Date, the Second Series Debentures will be entitled to a compensation corresponding to 107.40% (one hundred and seven whole and forty hundredths percent) of the cumulative variation of DI Rate, incident on the Unitary Face Value or balance of the Unitary Face Value, as the case may be, and paid at the end of each capitalization period of the Second Series Debentures, according to the formula to be indicated in the Deed of Issuance ("Second Series Compensation" and, jointly with the First Series Compensation, “Compensation”). The Second Series Compensation will be calculated exponentially and cumulatively, using the pro rata temporis criteria, for Business Days run from the First Subscription and Payment Date or the Payment Date of the Compensation of the Second Series (as defined below) immediately preceding, as the case may be, until the date of its actual payment, which shall occur at the end of each Capitalization Period of the Second Series Debentures.

(xiii)         Monetary Update: The Unitary Face Value or the balance of the Unitary Face Value, as the case may be, of the First Series Debentures shall not be subject to monetary restatement. The Unitary Face Value or the respective balance of the Unitary Face Value, as the case may be, of the Second Series Debentures shall not be subject to monetary restatement.

(xiv)    Payment of Compensation: The First Series Compensation shall be paid semi-annually on the 10th day of the months of March and September of each year, as of the Issuance Date, with the first payment of the First Series Compensation being due on March 10, 2019 and the latter will be due on the Maturity Date of the First Series Debentures (“Payment Dates of the First Series Compensation”). The Second Series Compensation shall be paid semi-annually on the 10th day of the months of March and September of each year, as of the Issuance Date, with the first payment of the Second Series Compensation being due in March 10, 2019 and the latter will be due on the Maturity Date of the Second Series Debentures ("Compensation Payment Dates" when together with the Payment Dates of the First Series Compensation);

(xv)          Distribution Plan: The Debentures will be subjected to a Restricted Offer exclusively for professional investors, as defined in article 9-A of CVM Instruction 539, dated of November 13, 2013, as amended;

(xvi)        Allocation Scheme: The Restricted Offer will be performed under guarantee of the totality of the Debentures;

(xvii)      Allocation for Distribution, Negotiation and Electronic Custody: The Debentures shall be deposited for (a) distribution in the primary market through the “MDA – Módulo de Distribuição de Ativos” system, managed and operated by B3 S.A. - Brasil, Bolsa, Balcão - Segment CETIP UTVM ("B3"); and (b) traded in the secondary market through “CETIP21 – Títulos e Valores Mobiliários”, managed and operated by B3, being the negotiations settled financially and the Debentures deposited electronically by B3;

(xviii)     Subscription Price: On the date of the first subscription and payment ("First Subscription and Payment Date"), the Debentures will be paid at their Unitary Face Value. The other payments of the Debentures will be performed at the Unitary Face Value plus the respective Compensation calculated pro rata temporis from the First Subscription and Payment Date until the respective subscription and payment date. All subscriptions and payments will be made within the distribution period in accordance with Articles 7-A and 8 of Instruction CVM 476;

(xix)    Form of Payment: The Debentures will be paid in at the primary market in accordance with the procedures adopted by B3, in cash, in national currency, at the time of subscription, with one or more subscriptions and payments being accepted, and can be set with goodwill and discount, to be defined, as the case my be, at the time of subscription, provided that they are applied on equal terms to all investors of the same series;

(xx)          Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(xxi)        Early Termination: All the obligations related to the Debentures shall be considered early terminated in the occurrence of any of the events of early termination detailed in the Deed of Issuance;

(xxii)  Optional Early Redemption: The Debentures may be redeemed, in totality, at any time from the 3rd (third) month counted from the Issuance Date, that is, from December 10, 2018, inclusive, at the Company's discretion, by sending a communication to all the Debentures holders, with a copy to the fiduciary agent, or by publishing a notice to the Debentures holders within 10 (ten) business days prior to the date of the event ("Early Redemption"), informing (i) the date on which the Early Redemption will be made; and (ii) any other relevant information to the Debentures holders. The Early Redemption of Debentures by the Company will be admitted upon payment of its Unitary Face Value or balance of Unitary Face Value, as the case may be, plus: (a) the respective Compensation, calculated pro rata temporis from the First Subscription and Payment Date or of the respective last Compensation Payment Date, as the case may be, until the date of the effective Early Redemption, as well as fine and interest arrears, if any; and (b) a premium of 0.20% (one hundredths percent) per annum, basis 252 (two hundred and fifty-two) business days from the date of the effective Early Redemption until the Maturity Date of the respective series, on the Unitary Face Value or on the respective balance of the Unitary Face Value, as the case may be, plus the respective Compensation. The partial Early Redemption of the Debentures will not be admitted;

(xxiii)Extraordinary Optional Amortization: The Company may, subject to the terms and conditions established in the Deed of Issuance, at its sole discretion and regardless of the will of the Debenture holders, make optional amortization of the Unitary Face Value or the balance of the Unitary Face Value of the Debentures, as the case may be, through payment of a portion of the Unitary Face Value or of the balance of the Unitary Face Value, as the case may be, of the Debentures, at any time from the 3rd (third) month as of the Issue Date, i.e., from December 10, 2018, inclusive, plus the corresponding Compensation and premium corresponding to 0.20% pa (twenty hundredths percent per annum) pro rata temporis, basis 252 (two hundred and fifty-two) Business Days, for the period from the date of optional amortization until the respective Maturity Date, on the portion of the Unitary Face Value the balance of the Unitary Face Value, as the case may be, plus the corresponding Compensation ("Optional Amortization"). The Optional Amortization shall be limited to ninety-eight per cent (98%) of the Unitary Face Value of the Debentures and may only occur by sending a communication to all the Debentures holders, with a copy to the fiduciary agent, or by publishing a notice to the Debentures holders to be widely disclosed under the terms to be provided for in the Deed of Issuance ("Optional Amortization Notice"), with a minimum term of five (5) Business Days in advance of the date scheduled for the effective Optional Amortization ("Optional Amortization Date"), and will be carried out in accordance with the procedures of B3. The Optional Amortization Notice shall contain: (a) the date and procedure of the Optional Amortization, in compliance with the pertinent legislation, as well as the terms and conditions to be established in this Deed of Issuance; (b) mention of the Unitary Face Value that will be amortized under the terms of to be established in this Deed of Issuance; (c) the amount of the Optional Amortization; and (d) other information deemed relevant by the Company for the knowledge of the holders of Debentures;

(xxiv)Optional Acquisition: The Company may, at any time, acquire, in whole or in part, Debentures, in accordance with the provisions of article 55, paragraph 3rd and items I and II of the Brazilian Corporation Law, subject to the acceptance of the respective holder of Debentures seller: (a) for a value equal to or less than the Unitary Face Value or balance of the Unitary Face Value, as the case may be and if applicable, plus the respective Compensation and, as the case may be, of the Overdue Charges due, which must be included in the management report and financial statements (and/or quarterly financial information) consolidated and audited (or subject to special review, as the case may be) of the Company; or (b) for a value higher than the Unitary Face Value or the balance of the Unitary Face Value, as the case may be and if applicable, provided that it observes the rules issued by CVM, plus the respective Compensation and, if applicable, the Overdue Charges. The Debentures acquired by the Company may, at the discretion of the Company, be canceled, held in treasury or re-placed on the market. The Debentures acquired by the Company to be held in treasury under the terms of to be established in this Deed of Issuance , if and when placed in the market, will be entitled to the same Compensation applicable to the other Debentures;

(xxv)  Early Redemption Offer: The Company may, at its sole discretion, at any time from the Issuance Date, early redemption offer of all Debentures ("Early Redemption Offer"), and the Early Redemption Offer proposed by the Company shall be addressed to all Debentures holders. The Early Redemption Offer shall be addressed to all Debenture holders, without distinction, ensuring equal conditions to all Debenture holders to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions to be set forth in the Deed of Issuance; and

(xxvi)Overdue Charges: In the event of delay in the payment by the Company of any amount due to the Debenture holders, the debts in delay due and not paid by the Company will remain, from the date of default to date of the actual payment, subject to, regardless of notice, notification or judicial or extrajudicial interpellation, in addition to the respective Compensation: (i) a conventional, irreducible and non-compensatory fine of 2% (two percent); and (ii) moratorium interest at the rate of 1% (one percent) per month, both of which are levied on the amounts in arrears.

5.2. Delegation of Powers to the Company´s Board of Executive Officers: the members of the Board of Directors also resolved to authorize the Board of Executive Officers and other legal representatives of the Company to, on behalf of the Company, (i) hire financial institutions that are part of the securities distribution system to structure and coordinate the Restricted Offer; (ii) to contract the service providers for the Issue, such as fiduciary agent, the Settlement Bank, the Mandated Bookkeeper, legal advisers, among others; (iii) to negotiate and define all the specific terms and conditions of the Issue and Restricted Offer that were not subject of this Board of Directors Meeting´s approval; (iv) to execute all documents, including but not limited to the Deed of Issuance, the distribution agreement of the Debentures, as well as any amendments to said instruments; and (v) to perform all acts necessary for the execution of the Issue and Restricted Offer. All acts related to the Restricted Offer that have previously been practiced by the Board of Executive Officers and other legal representatives of the Company are hereby ratified.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, August 22nd, 2018. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

7.         CERTIFIED COPY: I hereby certify that these minutes are a faithful copy of the minutes drawn up in the Book of Minutes of the Board of Directors’ Meetings of the Company.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 22, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.